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Phone:	(212) 885- 5239
Fax:	(212) 885-5205
Email:	mmmurphy@blankrome.com

November 23, 2020

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ms. Jaea Hahn

Re:	High Income Securities Fund Registration Statement on Form N-2 Filing No. 333-248509

Dear Ms. Hahn:

On behalf of the High Income Securities Fund (the “Fund”), this letter is in response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 30, 2020 regarding the Fund’s Registration Statement on Form N-2 filed on August 31, 2020 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on November 23, 2020. We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

General Comments

1.
Please either confirm that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

Response:  The Fund confirms that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers.

November 23, 2020

  Accounting Comments

2.	Please update financial information and include an auditor’s consent.

Response: The financial information has been updated to include the financial information for the Fund’s fiscal year ended August 31, 2020. The auditor’s consent is included as an exhibit.

Summary of Fund Expenses, page 10

3.	Please explain the 0.92% in the line item of “Other Expenses” since the expense ratio from the financial statements on page 21 is 1.89%

Response:  “Other Expenses” on page 10 has been changed to 1.89%.

4.	Please confirm the Acquired Fund Fees and Expenses which, given the Fund’s portfolio of closed-end funds and BDC’s, appears low.

Response:  Acquired Fund Fees and Expenses has been changed to 2.71%.

Legal Comments

Registration Statement Facing Sheet

5.	Please revise the facing sheet of the registration statement to reflect the new Form N-2 effective August 1, 2020. See Securities Offering Reform for Closed-End Companies (Release No. IC-33866).

Response:  The facing sheet of the registration statement has been revised to reflect the new Form N-2.

Cover Page

6.
The last sentence of the first paragraph, as well as multiple other places in the registration statement, state that if there are not enough unsubscribed Shares to honor all additional subscription requests, the Fund may, in its sole discretion, issue additional Shares up to 100% of the Shares available in the Offering to honor additional subscription requests. The Fund is registering an equal number of Shares and Rights, and footnote 1 to the registration fee table states that the amount of securities being registered includes Shares subject to the Additional Subscription Privilege. Please supplementally confirm that the Fund will have enough registered, issued and outstanding Shares to honor all additional subscription requests, including Over Subscriptions, and revise the disclosure accordingly.

Response:  The Fund confirms that it has a sufficient number of registered, issued and outstanding Shares to honor all additional subscription requests, including Over Subscriptions.

November 23, 2020

7.
Please add disclosure stating that the rights offering: (a) will substantially dilute the net asset value of shares owned by Shareholders who do not fully exercise their rights and purchase additional Shares; (b) will substantially dilute the voting power of shareholders who do not fully exercise their rights since they will own a smaller proportionate interest in the Fund upon completion of the offering; and (c) may increase the discount if the subscription price per Share is set at a time when Shares are trading at a discount.

Response:  The Fund has added the requested disclosure on the cover page, however clauses (a) and (b) of the requested disclosure have been revised to replace “will” with “may” to reflect that the potential for substantial dilution of a Shareholder’s Shares depends not only on the subscription price relative to the net asset value but also to the extent to which the Shareholder exercises its Rights and to the extent to which all other Shareholders exercise their Rights.

8.
In the second paragraph, please consider highlighting (e.g., bold) the last sentence which discusses the risk that the discount will increase as a result of the Offering. Alternatively, please add bullet points to highlight this risk and risks discussed in comment 7 above.

Response:  The requested sentence has been bolded and combined with the additional disclosure requested in comment 7 above.

9.
Please clarify how long after the Expiration Date (a) a Shareholder who exercises the right to purchase a Basic Subscription will receive subscribed Shares and (b) a Shareholder who exercises the Additional Subscription Privilege will receive additional Shares, or add a cross-reference to where such information is presented in the prospectus.

Response:  The Fund has added the requested cross-reference.

10.	If the Fund’s distribution policy includes a return of capital, please disclose this on the cover page and include a cross-reference to the discussion of return of capital in the prospectus.

Response:  The following disclosure has been added to the cover page:

November 23, 2020

 Pursuant to its current distribution policy, the Fund makes monthly distributions at an annual rate of at least 10% per annum (or 0.8333% per month).  As of the date of this prospectus, the Fund expects that a significant portion of its distributions for 2020 will be comprised of return of capital. See “Distribution Policy.”

11.	In the table, please revise the recent market price to a more recent date in your next filing.

 Response:  The Fund has updated the registration statement to include the market price on September 30, 2020.

12.	In footnote 2 to the table, please define “Over Subscription Shares” for context or add “as defined below.”

 Response:  The Fund has made the requested revision to footnote 2.

13.	Please combine footnotes 2 and 3 which relate to the same column of the table and repeat information.

Response:  The footnotes have been revised as requested.

14.	In the second paragraph on page 4, third sentence, please clarify those jurisdictions where “the offer or sale” of the securities being registered is not permitted.
Response:   The referenced sentence has been deleted.

Summary, pages 6-9

The Fund, page 6

15.
Please discuss the Fund’s history in greater detail. We note, for example, that after the proxy contest, the Fund’s Board moved substantially all of the Fund’s assets into cash and cash equivalents so the Fund could conduct a self-tender offer and convert from a closed-end fund to an operating company. After failing to find suitable investments, in April 2019, the Board decided it would be in the best interests of the shareholders to resume investing in securities.

Response:  The following two paragraphs have been added to this section in order to provide the requested additional detail regarding the Fund’s recent history:

November 23, 2020

A proxy contest at the Fund’s 2018 annual shareholder meeting resulted in the election of a new Board of Trustees (the “Board”) and the approval of a proposal requesting the Board to authorize a self-tender offer at or close to net asset value (NAV). These developments led to the Fund’s former investment adviser to resign in July 2018.  In preparation for the self-tender offer (1) substantially all the Fund’s portfolio securities were sold and the proceeds invested in cash equivalents and (2) the monthly dividends that were historically paid were discontinued after the August 2018 dividend.  A self-tender offer for the Fund’s shares at a price of 99% of NAV was completed in March 2019.

In April 2019, the Board of Trustees approved a transitional investment strategy to invest, within the parameters of the Fund’s existing investment policies and restrictions, in securities likely to generate more income.  Meanwhile, an investment search committee of the Board continued to explore potential acquisitions of controlling stakes in operating companies and other non-security investments.  This committee’s efforts did not bear fruit and, as a result, the Fund has continued, and is expected to continue, to operate as a closed-end fund.  The investment search committee was disbanded in September 2020.

Summary, pages 6-9

The Offering, page 6

16.
The second sentence of the third paragraph states that “[t]he Fund intends to expand the types of investments in which the Fund’s assets (including proceeds of the Offering) are invested.” Please clarify whether the Fund intends to change its objectives and policies, and briefly describe the types of investments in which the Fund intends to “expand” into and how the Fund’s current asset size prevents such expansion.

Response:

The Board has no current intention to change the Fund’s investment objective,  However, depending in part on the amount of proceeds raised in the Offering and subject to any required shareholder approval, the Board may consider changes to the Fund’s investment policies and may expand the types of investments in which the Fund invests its assets, including the proceeds of the Offering.  The types of investments the Board may consider expanding into include SPACs, higher rated debt instruments, income oriented closed-end funds, and investments with a relatively short- term opportunity to obtain liquidity, e.g., liquidations, tender offers, and merger arbitrage.

November 23, 2020

The referenced sentence has been revised to read: “Depending in part on the amount of proceeds raised in the Offering and subject to any required shareholder approval, the Board may consider changes to the Fund’s investment policies and may expand the types of investments in which the Fund invests its assets, including the proceeds of the Offering.  The types of investments the Board may consider expanding into include SPACs, higher rated debt instruments, income oriented closed-end funds, and investments with a relatively short-term opportunity to obtain liquidity, e.g., liquidations, tender offers, and merger arbitrage.”

17.
The penultimate sentence of the first paragraph states that Shareholders who exercise all of their rights may purchase Shares that were not otherwise subscribed by others in the Basic Subscription. Please add a cross-reference to the discussion of the Additional Subscription Privilege.

Response:  The requested cross-reference has been added.

18.	Please clarify that because the rights are non-transferable, a Shareholder cannot trade the rights on the secondary market if he or she chooses not to exercise them.
Response:  The requested clarification has been added.

Purpose of the Offering, page 6

19.	Please clarify whether offering proceeds will be used to support the Fund’s distribution policy, and if so, disclose that this will be a return of capital.

 Response:  Disclosure has been added to clarify that proceeds of the Offering will not be used to support the Fund’s distribution policy.

20.
In the fifth paragraph, please clarify that Shareholders who choose not to exercise their full rights to purchase additional Shares will permit Shareholders who exercise the Additional Subscription Privilege to purchase additional Shares at a discount without furnishing additional rights or providing any compensation to the non-participating Shareholders for the dilution of their ownership percentage or voting rights.

Response:  The requested clarification has been added.

21.	Please provide an example showing the extent of the dilutive effect when the subscription price is below the NAV on the pricing date.

Response:  The requested example has been added.

November 23, 2020

Investment Strategies, page 7

22.	Please clarify whether the Fund invests in affiliated or unaffiliated funds or BDCs.

Response:  The disclosure has been revised to clarify that Fund invests in unaffiliated funds and BDCs.

Transitional Investment Committee, page 8

23.
The name “Transitional Investment Committee” seems to imply that this committee will only be managing the Fund temporarily, for a transitional period. The disclosure states that the Board may engage an investment advisory firm in the future. Please reconcile.

Response:  The disclosure throughout the Registration Statement has been revised to reflect that name of the committee has been changed to “Investment Committee” as of November 4, 2020.  Depending in part on the amount of proceeds raised in the Offering, the Board will monitor/assess whether an investment advisory firm should be engaged by the Fund in the future.

Distribution Policy, page 8

24.
The Fund’s Semi-Annual Report states that in August 2019, the Fund resumed monthly distributions and that the goal of the Fund in 2020 is to distribute 10% of the Fund’s NAV. Please disclose whether the Fund’s distributions during 2020 have included a return of capital. In addition, please define “return of capital” and explain the consequences of a return of capital distribution including the impact on a Shareholder’s tax basis.

 Response:  The following disclosure has been added to the summary of the Distribution Policy:

 To the extent that the Fund’s investments do not generate sufficient investment income, the Fund may be required to liquidate a portion of its portfolio to fund these distributions and, therefore, these payments may represent a reduction of the Shareholder’s principal investment. A return-of-capital distribution reduces the U.S. federal income tax basis of an investor’s Shares, which may make record-keeping by certain Shareholders more difficult. As of the date of this prospectus, the Fund expects that a significant portion of its distributions for 2020 will be comprised of return of capital.

November 23, 2020

Summary of Fund Expenses, page 10

25.
Footnote 2 to the Fee table states that the Fund does not pay a management fee. Supplementally, please discuss the amount of director’s fees paid to the three directors serving on the Transitional Investment Committee and provide an analysis as to why these amounts should not be considered a management fee.

Response:  The members of the Investment Committee are compensated by the Fund (on an annual basis paid monthly in advance) as follows: $100,000 each for Messrs. Goldstein and Dakos and $50,000 for Mr. Das.  These fees are paid in addition to the $25,000 annual fee that each member receives for serving as a director of the Fund as well as the $25,000 annual fee that each of Messrs. Goldstein and Dakos receives for serving as an officer of the Fund.

The Fund does not currently have an investment adviser.  The Board has determined tat it is appropriate to internally manage the assets of the Fund. As a result, the Fund has not entered into an advisory contract and does not pay an investment advisory fee.  The Fund believes that, because the Fund has not entered into a written advisory agreement with, and does not pay any investment advisory fees to, an external investment advisory firm, the fees it pays its members of the Transitional Investment Committee have been appropriately included in the fee table as “Other Expenses” and have been clearly described in the footnote to such line item.   We also note that this is consistent with the classification of these fees as a separate expense line item titled “Transitional Investment Committee fees” on the Fund’s Statement of Operations for the year ended August 31, 2020, as audited by Tait, Weller & Baker LLP, the Fund’s independent registered public accounting firm.

26.	Footnote 3 to the fee table states the Fund has a fundamental policy prohibiting short sales; however, the SAI does not identify a prohibition on short sales as a fundamental policy. Please reconcile.

Response:  The referenced sentence was inadvertently included in the footnote and has been removed.

The Offering, pages 11-19

Purpose of the Offering, page 12

27.
You include the purchase of mutual funds as a potential use of the proceeds of the Offering but the discussion of principal strategy does not include mutual funds as a principal investment. Please clarify whether mutual funds will be a principal investment of the Fund; we note the SAI states the Fund has a non-fundamental policy limiting its investment in open-end investment companies.

Response:  The reference to mutual funds has been removed from this section.

November 23, 2020

Payment for Shares, page 15

28.	In the third paragraph, please highlight the information and break up the paragraph using bullet points or other formatting techniques.

Response:  The third paragraph of this section has been broken up into bullet points and bolded.

Use of Proceeds, page 21

29.
As required by Item 7 of Form N-2, please identify how the Fund intends to use the net proceeds of the offering and clarify the approximate amount to be used for each purpose. For example, please revise the third sentence to clarify the amount of proceeds that may be considered a “substantial portion.”

Response:  The is section has been revised to clarify that the Fund intends to use the net proceeds of the Offering to invest in accordance with the Fund’s investment objective and policies.   The reference to “substantial portion” has been removed.

30.	If the Fund needs the proceeds of the offering to meet monthly distributions, please revise this section to emphasize this intended use of proceeds.

Response:  The Fund does not currently anticipate needing the proceeds of the offering to meet monthly distributions and does not currently intend to use the proceeds of the offering to pay such distributions.

 Investment Objectives and Policies, pages 22-26

Investment Objectives, page 22

31.	Please revise the first sentence to note that “high yield securities” are also known as “junk bonds.”

Response:  The reference to “high yield securities” has been removed in connection with the response to Comment #32 below.

November 23, 2020

32.
Please confirm the Fund’s investment objective which currently states that it will invest in “a portfolio of lower-grade or non-rated convertible securities and non-convertible, high-yield securities.”

Response:  Because it speaks more to strategy than objective, the Fund has removed the quoted language from the sentence describing the Fund’s investment objective.

Investment Strategies, page 22

33.
The Fund has an 80% policy to invest in fixed income securities, including debt instruments, convertible and preferred stock. The Fund’s latest Semi-Annual Report disclosed that as of February 29, 2020, 70% of the Fund’s portfolio was invested in other investment companies, 15% in money market funds, and 14% in special purpose acquisition companies. The Fund’s benchmark index for measuring its performance is a 6-month Treasury Bill index. Supplementally, please discuss whether the Fund’s name is consistent with rule 35d-1 given its current portfolio and whether the Fund’s investments are consistent with its stated 80% policy, particularly with respect to its investment in common stocks and SPACs, and its investment objectives.

Response:  The Fund meets the 80% policy by looking through to its investments in closed end funds and by its approach to its SPAC investments.  The Fund invests in income generating securities primarily through its closed end fund investments.  In addition, the Fund treats its investments in SPACs as income investments because it exits such investments prior to the disbursement of the funds held in each SPAC’s trust account. As a result, the Fund’s investments are consistent with its stated 80% policy.

34.	Please clarify whether the Fund may hold fixed income securities with any maturity or duration.

Response:  The requested clarifying language has been added.

Portfolio Investments, Other Closed End Investment Companies, page 23

35.
Please describe the holdings of the underlying closed-end investment companies in greater detail. Please confirm that the Fund looks through to the underlying funds to determine compliance with its 80% test and revise disclosure accordingly. Please also revise disclosure, as necessary, to account for the investments and risks of the underlying funds that are principal to the Fund.

Response:  As noted above, the Fund looks through to the underlying funds to determine compliance with its 80% test.  The disclosure has been revised accordingly.

November 23, 2020

Corporate Bonds, Government Debt Securities and Other Debt Securities, page 23

36.
Please describe the kinds of securities that may pay variable rates of interests in greater detail. If the Fund may invest in bank loans or other floating rate loans, please describe these loans in greater detail, and discuss any risks related to an investment in variable rate securities in the discussion of principal risks (e.g., settlement risk for bank loans or any risks posed by the discontinuation of LIBOR).

Response:  The Fund does not invest in securities that pay variable rates.  Accordingly, the references to variable rates have been removed.  In addition, the Fund does not invest in bank loans or other floating rate loans.

37.
Please review the second paragraph and consider moving the last three sentences to the discussion of principal risks since they discuss risks that are likely to affect the Fund’s net asset value, yield and total return.

Response:  The referenced sentences have been moved as requested.

Illiquid Securities, page 25

38.
Please clarify whether the Fund’s principal investments, particularly in SPACs, are consistent with this disclosure in this section that states that the Fund will limit investments in illiquid securities to 10% of its net assets.

Response:  The Fund does not consider its investments in SPACs to be illiquid because they are publicly traded securities.

Risk Factors, pages 26-36

39.
Common stock risk and small and medium company risk are identified as principal risks of investing in the Fund even though the Fund has an 80% policy focused on fixed income securities. Please confirm that investments in common stock, including in small and medium companies, is a principal investment strategy of the Fund. Please move any risks related to non-principal investments of the Fund to the SAI.

Response:  The Common Stock Risk and the Small and Medium Company Risk have been moved to the Non-Principal Risks section.

40.
Investments in exchange traded funds and short sales are not identified as a principal investment strategy of the Fund and the prospectus states in a number of places that the Fund will not engage in short sales; however, ETF risk and short sale risk are identified as principal risks of investing in the Fund. Please reconcile.

Response:  The ETF risk has been moved to the Non-Principal Risks section.  The short sale risk has been deleted.

November 23, 2020

41.
Leverage risk is discussed on page 30. The fee table suggests that the fund itself does not borrow for investment purposes and the principal investment strategy does not suggest the Fund invests in derivatives. Please clarify here how the fund is subject to leverage risk (e.g., through underlying funds, if accurate).

Response:  The Fund may currently be indirectly exposed to leverage risk through its investments in underlying funds.

42.
On page 35, you identify principal risks related to options and futures, securities lending and “Other Risks,” yet none of these investment types is identified as a principal investment strategy of the Fund. Please reconcile so that principal risk section discusses only those risks associated with the Fund’s objectives, policies, capital structure and trading. See, ADI 2019-08 – Improving Principal Risks Disclosure. With regard to “Other Risks,” it is unclear whether the types of securities included in discussion are principal investments of the Fund, and what the risks related to these investments entail.

Response:  The risks related to options and futures, securities lending and “Other Risks” have been deleted.

Non-Principal Risks, page 36

43.	Given the fund’s 80% policy, please confirm that interest rate risk and debt security risk are non-principal risks of the Fund.

Response:  The referenced risks have been moved to the Principal Risks section.

Management, pages 37-39

Portfolio Management, page 37

44.	Because the Fund invests in foreign securities, please provide a basis to assess the expertise and experience of the Transitional Investment Committee. See, Guide 9 to Form N-2.

Response:  The Fund does not invest in foreign securities, expertise in the noted area is not an issue for the Investment Committee.  Risks relating to foreign securities and emerging markets have been deleted.

November 23, 2020

Exhibits

45.
Rule 411 under the Securities Act and rule 0-4 under the Investment Company Act require the hyperlinking to any exhibits filed with the registration and to any other information incorporated by reference in a registration statement if publicly available on EDGAR. Please add appropriate hyperlinks to your next filing with the Commission.

Response:  The hyperlinks have been added to the exhibit list.

Undertakings

46.	The registration statement filed on August 31, 2020 failed to include the undertaking required by Item 34.1 of Form N-2. Please include the undertaking in your next filing with the Commission.

Response:  The Fund respectfully submits that the undertaking required by Item 34.1 of Form N-2 was included in the August 31, 2020 filing, and will be included in any amendments to such filing.

  Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy